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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934


                                 Amendment No. 2


                            J&L SPECIALTY STEEL, INC.
                            -------------------------
                                (Name of Issuer)


                     Common Stock, Par Value $0.01 Per Share
                     ---------------------------------------
                         (Title of Class of Securities)


                                   466046 10 9
                                   -----------
                                 (CUSIP Number)


                                December 17, 1998
                                -----------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this schedule is filed:

|_|   Rule 13d-1(b)
|_|   Rule 13d-1(c)
|X|   Rule 13d-1(d)


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

CUSIP No. 466046 10 9
          -----------

(1)  Name of Reporting Person
     I.R.S. Identification No. of Above Person (entities only)
          Usinor
     --------------------------------------------------------------------------
     --------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of Group (See Instructions)

|_|  (a)  ---------------------------------------------------------------------

|_|  (b)  ---------------------------------------------------------------------

(3)  SEC Use Only  ------------------------------------------------------------

(4)  Citizenship or Place of Organization    France
                                          -------------------------------------


Number of      (5)  Sole Voting Power     38,763,000
Shares                                -----------------------------------------
Beneficially        -----------------------------------------------------------
Owned by       (6)  Shared Voting Power     0
Each                                  -----------------------------------------
Reporting           -----------------------------------------------------------
Person         (7)  Sole Dispositive Power       38,763,000
With:                                 -----------------------------------------
                   ------------------------------------------------------------
               (8)  Shared Dispositive Power     0
                                      -----------------------------------------
                   ------------------------------------------------------------

(9)  Aggregate Amount Beneficially Owned by Each Reporting Person   38,763,000
                                                                 --------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

     --------------------------------------------------------------------------
     --------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9)
       100.0%
       ------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions)     CO
                                                  -----------------------------


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          This Amendment No. 2 amends the Statement on Schedule 13G dated
January 27, 1994 and amended by Amendment No. 1 dated January 30, 1996 (as so amended, the "Schedule 13G"), filed with the Securities and Exchange Commission by Usinor (the "Reporting Person") with respect to shares of common stock, par value $0.01 per share (the "Shares"), of J&L Specialty Steel, Inc. (the "Company").

Item 4.   Ownership

 (a)  Amount Beneficially Owned:  38,763,000.
 (b)  Percent of Class:  100.0%.
 (c)  Number of shares as to which the person has:
      (i)   Sole power to vote or to direct the vote:  38,763,000.
      (ii)  Shared power to vote or to direct the vote:  0.
      (iii) Sole power to dispose or to direct the disposition of:  38,763,000.
      (iv)  Shared power to dispose or to direct the disposition of:  0.

          On December 10, 1998, the offer (the "Offer") by Ice Acquisition Corp., a Pennsylvania corporation and a wholly owned subsidiary of the Reporting Person ("Purchaser"), to purchase all the outstanding Shares not already owned by the Reporting Person or any of its affiliates at a price of $6.375 per Share, net to the seller in cash, expired as scheduled. Pursuant to the Offer, Purchaser acquired 17,125,311 Shares. The Shares acquired by Purchaser in the Offer, together with 20,730,000 Shares owned by the Reporting Person, represented approximately 97.7% of the then issued and outstanding Shares. On December 17, 1998, Purchaser was merged with and into the Company (the "Merger"), with the Company as the surviving corporation of the Merger (the "Surviving Corporation"). Pursuant to the Merger, (i) Shares of the Company that were not tendered into the Offer were canceled and converted automatically into the right to receive $6.375 per Share in cash, subject to dissenters rights and
(ii) each share of common stock, par value $0.01 per share, of Purchaser was converted into and exchanged for 387,630 shares of common stock, par value $0.01 per share, of the Surviving Corporation. As a result of the Merger, the Company became a wholly owned subsidiary of the Reporting Person.


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                                    SIGNATURE

          After reasonable inquiry to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 31, 1998


                                             USINOR

                                             By:  /s/ Robert Hudry
                                                  ------------------------------
                                                  Name:  Robert Hudry
                                                  Title: Chief Financial Officer



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